Free Writing Prospectus

VanEck Merk Gold Trust

2020-08-05 VanEck  - Barron’s Podcast

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Pursuant to 433/164

333-238022

Beverly Goodman:

Hello, and welcome to Managing Your Money picked from personal finance, investing, taxes, and more. Thank you for joining this Barron's call today on Gold. I'm Beverly Goodman, editorial director of investing in asset management for Barron's and I'm on the line with Jan van Eck CEO of VanEck, a boutique investment management firm that launched the first gold fund more than 50 years ago, in 1968. And it now offers, what is it? Four different gold funds two ETFs that own Gold Miners, one that own the actual metal, and an international, mutual fund that invests in gold related companies. So, we've got the expert here. Thank you Jan for ... and thanks for being here.

Jan van Eck:

Thanks for having me Beverly.

Beverly Goodman:

Okay. So, some of you may have seen gold has taken on a bit of an extra shine in recent weeks. Um, and even over the past year, it's run up quite a bit, from about $1,300 an ounce a year ago, to more than $2,000 just a few days ago, and that was its highest price ever. So it's sliding a bit today. We'll get into the, the news there. That's the first time in five months that we've seen it fall. It's ... it ... gold is a funny investment, right? It can't be valued the way stocks and bonds are, there's not really an intrinsic value. Its value is relative to a variety of economic conditions, investor sentiment, the latest apocalyptic movie maybe. So that's what we're going to talk about today. So what investors should make of gold's recent rise, today's fall, what it says about the outlook for inflation, the economy, and from what I hear, what it even says about a possible vaccine for COVID. So, Jan, let's get started. Just sort of broadly, what drives the price of gold? What are the major forces?

Jan van Eck:

Well, I think the, you sa- you were totally right. There are a lot of investors who just don't think gold belongs in portfolios. So, let me state with a status sort of, intergalactic theme, which is-

Beverly Goodman:

(laughs)

Jan van Eck:

... no paper currency has ever survived. And go- you know, gold has been around for thousands of years. So that's kind of the-

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

... core that this is a, a hold of value. And if central banks or governments devalue their currency, gold should appreciate against that, what we like to call, "Paper money." So that's really the ... that's the number one kind of thesis for, for owning gold as a hedge against paper money. And in your portfolio, if you think about 60/40, you know, bonds are really the most vulnerable to, what gold can protect against, which is, which is inflation or a decrease in value.

Beverly Goodman:

So let's dig into that a little bit more. So, it sounds like you're saying that the biggest factor in driving the price of gold is basically people's outlook on the dollar for US investors, or for even many international investors, is that right? Because it also seems like a lot of people use it as a way of gauging fear, you know? Like how, how afraid people are that we're nearing economic collapse.

Jan van Eck:

Yeah, I think this is really important, because a lot of people ascribe a lot of different factors, political, economic, what not to gold. And I'd like to oversimplify and focus on one thing, which is real interest rates. So, it's the amount of money that you get paid on your bank deposit, after inflation. So, this was really important to the 1970s when inflation, let's say was 11%, but you were only getting 5% at the bank or on your bond. So you were really kind of losing real value of 6% a year.

Jan van Eck:

That's what a negative interest rate, is and that's what gold competes against, because gold does not pay any sort of interest rate. So, if there's high interest to be available, and, you know, financial instruments, gold will not do well. And that's what you're actually seeing today, or and that's the risk to the gold outlook, is that interest rates start going up. But maybe I'm getting ahead of myself. Back to you Beverly.

Beverly Goodman:

(laughs) N- no, that's great, let's stick with that. So what does the price of gold say about interest rates and, I guess, you know, is it, is it correct? Like is gold actually a predictor of some of this information? Or is it just a reflection of investor sentiment? Like, let's get into that a little more.

Jan van Eck:

Well, you're right. I mean it's really, it's a hard asset to value because it doesn't pay a stream of, bond coupon payments, or a company dividend. And that's why some people say, "Well, you know, how do you value it?" And it is, I will admit, it's a little bit of a popularity contest. And it's a judge against, you know, against the paper currency like I'm talking about. So that, that it is ... and that's why sometimes, I talked about looking at other factors besides the actions of the Federal Reserve. But let's, let's start with the Fed. If the Fed is putting a lot of monetary supply growth, or a lot of stimulus, I'll oversimplify, into the system, typically that's a good environment for gold, not always, but typically that's a good environment for gold.

Jan van Eck:

And what's driven this bull market, and driven gold to all-time highs is that what the Fed did earlier this year, was like, two or three times, what it did during the financial crises 10 years ago. And so that drove investors to look to gold as a hedge against that kind of stimulus.

Beverly Goodman:

So, in that sense, it's good for gold because people are, are hedging, inflation risk basically, is that right?

Jan van Eck:

Well so this is where, again, I would just go back to just think about, interest rate. So, I gave the example of how interest rates could be, negative, or you're not getting paid enough, on bonds, because inflation is high. We don't live in that world today. We live in a deflationary world, but what's happened is that interest rates are so low, that even with, let's say, inflation 1.5%, if we're only getting paid half of a percent, we're still having erosion of the value of dollars.

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

So negative real rates today are maybe minus one or minus 2%. And, but you can st- that gold can still do well in that kind of a, a scenario, when interest rates are this low. I will say that it's important to differentiate the two because gold does way better in inflationary environments where you have negative rates, than today's kind of environment. So, in a deflationary-

Beverly Goodman:

Which is low inflation.

Jan van Eck:

Right, in a deflationary bull market for gold, we haven't had a lot of them in history. We've had, depending on how you count on probably two in the last 20 years. And in those scenarios, gold goes up between two and three times in price.

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

Whereas during the '70s, it went up, it was much, much more fun, it went up five to seven times, the price where it started. It went overall from $35 an ounce to $800 an ounce.

Beverly Goodman:

Okay.

Jan van Eck:

So, you know, I think we're in a bull market, but, you know, we're in ... we're, and we're calling for over $3000 an ounce, but that's really only a 200% up-move, you know, from last summer's prices.

Beverly Goodman:

Yeah. How do you get to 3000? How do you make that kind of call?

Jan van Eck:

Well, and it's hard to talk about on the phone call. We have, we have some charts on our website. If you just-

Beverly Goodman:

We need a whiteboard (laughing).

Jan van Eck:

Look at history. We're not trying to come up with anything new. All we're saying is, "Look at the prior gold bull markets and you can see that they behave differently in inflationary times than deflationary times." This is also been a very slow moving bull market. It feels exciting that gold's at all-time highs, but as on the percent basis, you know, it's up 25% on the year or whatever, it's really not that dramatic when you compare it, over time. So, it looks to be a sort of, mellow, if you will, but longer term bull market.

Beverly Goodman:

(laughs) okay. Before I start my next question, I which want to remind listeners that they are free to write in their own questions. But, I would like to ask you about what's going on today, and I, I mean, I, I ... gold is falling a little bit today, it's not dramatic. One of the reasons I saw attributed to it, was that the Russians announced that they had a vaccine for the COVID-19. First of all, do you agree with that assessment that that's what would cause the price of gold to drop? And if so, how is that related to the price of gold?

Jan van Eck:

Yeah, again, I'm going to be Johnny one note on this and so-

Beverly Goodman:

(laughs)

Jan van Eck:

I, on today's move, which was down in gold what happened to interest rates? Interest rates went up. So the 10-year is at about .65%. It went up about six basis points. If ... This, this is the biggest negative risk, I would say there's two, the gold bull market. One is, if the Fed really starts raising rates again now they've said they're not thinking about thinking about raising rates, which is supportive of a longer bull market in gold-

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

But if that changes for any reason, either within you know, if the markets decide to take interest rates higher anyway then that's, that's a negative sign for gold. So, yeah, they are always a lot of things in commentary that people talk about gold. And the weak dollar is kind of a quasi-legitimate one, but I think it's ... it becomes too confusing for investors. The best way to think about it is just always to come back to real interest rates.

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

so that's a ... that's, that, that would be my explanation. And frankly, you know, nothing goes up in a straight line. So, it's, it's not, it doesn't change our base case to see a big down move in gold today.

Beverly Goodman:

So, why, why do all of these other things get ascribed to gold? And, you know, you and I joked when we spoke before this call, you had said that gold is sort of a religion for some people (laughs), or you know, when talking about it, there's like that notion. You know, and, people talk about, you know, the, the amount of jewelry that's being made in India, or people storing bricks of gold in their basement in Montana. Like, what inspires all of that?

Jan van Eck:

Look, there are probably 12 or so different factors that we have when we think about the gold market in a very detailed way that obviously really matter, right? I'm just trying to kind of oversimplify a little bit and focus on real interest rates. But I think those, those other factors often, you know, have weaknesses. So let's talk about there's a lot of... the supply demand situation. And you can say there's a lot of demand out of emerging markets, there's a lot of demand by other central banks that want to diversify away from the US dollar, notably Russia and China. And those are all true and we have arguably higher political tensions these days. But you know, like the supply demand argument falls apart when you realize all the gold ever mined is still around, right?

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

It's in a vault somewhere. It may not be a lot-

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

... but if all the owners of gold decided to sell, it would go to zero. So that's what makes it unlike ... and that's what makes it more like money than other things like copper, or silver, things that ... or, or, platinum or palladium, metals that have more industrial uses that are effected by supply and demand, and that get tend to used up and inventories are relatively low. I mean, gold is much more like money than, you know, than almost anything.

Beverly Goodman:

So, you, you started alluding to this, and we actually got a listener question at the same time, let's, let's broaden this out beyond the, the US, and so this listener asks, "When would real interest rates in the emerging markets and China take away from gold?" So basically, like, how do, how do the real interest rates, everywhere in the world, but perhaps especially China, elsewhere in the emerging markets, like, how, how does that affect the price of gold?

Jan van Eck:

Well, I think that's an awesome question. And I really (laughing) it's probably one of the question-

Beverly Goodman:

We have some smart readers.

Jan van Eck:

... I ever ... best questions I've ever heard in my life. Yeah, Barron's has great readers. So, because I, you know, I have a lot of background in thinking about and traveling to China, and I do think that a lot of economic analysis is a really simplistic by focusing on the US. I do think that, I'll call them, "Other paper currencies," are a potential draw away from demand for, for gold as a store value. The US dollar has been the reserve currency for, you know, since World War II, so, half a century.

Jan van Eck:

But you know, that's always at risk. And so it is interesting, you have to get a lot of investors' confidence, and this is where, you know, probably psychology matter as well. To, you know, to compete against, against gold, I'm not sure that a lot of investors would consider the renminbi even though it has positive interest rates since arguably the highest in the world for a major economy, I'm not sure that's attracting a lot of assets right now. And it's mainly probably just the long-term perception of that currency against, against gold. But it's a great question.

Jan van Eck:

As a matter of fact, even though the US Fed has said they're going to keep their rates very low for a long period of time, China's central bank has actually let interest rates go up over the last couple of months, which to me, just shows how confident they are in their economy. But I guess to go back to the listener's question, that did not seem to have an effect on the price of gold. Even though interest rates were rising in China, that didn't slow gold moving to all-time highs. So I guess that effect right now is not, not that important, but it's something to keep out ... an eye out for.

Beverly Goodman:

Interesting. Okay. Let's talk a little bit more from the investors point of view. Why should people invest in gold? What role does it have in a portfolio? Is it like an investment allocation? Or do you think of it more as a hedge for your other investments?

Jan van Eck:

Well, listen, you know, the first thing that you have to ask is, if you put something in your portfolios, is it going to make me money? And,

Beverly Goodman:

Yeah.

Jan van Eck:

... you know since 1968 over times and over different cycles, gold has made people, and gold shares have made people a lot more money that you kind of think given the long bull market in US equities that we've had. So, that's number one. But I think it's really, and this is how people thought of it in the 1970s

as a protection against the bond part of your portfolio. And the real question, and it's beyond gold I think that people are asking themselves and Barron's and elsewhere is, "How do I think about the bond part of my portfolio when interest rates are 50 basis points?" I mean, it's nothing.

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

You're not getting paid on your money and it's hard to imagine, unless rates go negative, how much money you can make on bonds. So, I think to that extent you know gold is, is probably best thought of as a hedge against that fixed income part of your portfolio. But there's no science around that, that just would be my, my kind of perspective on it, Beverly.

Beverly Goodman:

And how do you, ho- well, there's so many questions in here. Let's start with, in just in terms of, of purchasing, how do you go in? I mean, it's, it's hard for people to value, it's hard to, like, you know, there's no such thing as buying like a bargain gold (laughs) right?

Jan van Eck:

Right.

Beverly Goodman:

So when do ... like when do people, when do people buy? Is it just when you're looking at your portfolio allocation and you decide you need it, you just buy it? Or is this something that you wait for a dip like today and you just sort of go in whenever you can? Or, how do you think about the, the purchase opportunities?

Jan van Eck:

Right, well, listen, we never know, even for anything what the future is going to be like on future performance. So, the way we think about our outlooks is just to try to identify the different scenarios. I think, you know, first of all, you want a central bank that's really trying to stimulate the economy. If the Fed is raising rates, you know, (laughs) then you don't want to be around gold, or you want to reduce your, your gold allocation. So that's, I would call it the best fundamental thing to look at is what is the Fed doing to real interest rates? And then the second part of the equation is technical confirmation. And, I'm not a technician, and I know a lot of investors aren't. I try to share what best knowledge I have when we, when we do our quarterly outlooks, but I'll give you some senses of that.

Jan van Eck:

One is just that gold broke out into all-time highs, was a major sign that we are in a new cycle to me. And then the fact that this hasn't been... what I don't like for cycles, is what I call froth. So, there's two bad things for gold bull market, one is higher interest rates, and the second is just when, you know, it's sort of the proverbial, Beverly, when the taxi driver is talking about it.

Beverly Goodman:

Yes (laughs).

Jan van Eck:

In the ... you know, then you're like, "Uh-oh, time, time to sell." (laughing) and you know, even though there's been $20 billion of inflow into gold bullion ETFs this year, it doesn't feel frothy yet, meaning, if you look at the performance of gold mining stocks, sure they're, they're up, but there's generally at about nine times cashflow, which is well below the highs. They've been in the mid-teens, like 15 times cashflow in prior bull markets. So, there's nothing where, you know, you'd be particularly worried about ... on, on the technical side. So that's kind of how I look at it.

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

Number one is the Fed's being stimulative? And number two does the price action seem really weird? Right? If it's going up parabolically, that's when I'd start taking some profits.

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

But it's not doing that now.

Beverly Goodman:

(laughs) so we've got a couple of questions that are, excuse me, relating to more specific gold investments. Up till now we've talking about gold as the metal, and there are ways of investing strictly in gold through ETFs. Your firm offers OUNZ, is that how you would pronounce it? The ticker is O-U-N-Z, right? (laughs)

Jan van Eck:

Yes.

Beverly Goodman:

iShares ... Yes? iShares also offers a gold ETF, which is, their ticker is IAU, and State Street offers GLD as the ticker, and that's their gold trust. And all three of these are ways of investing easily versus, you know, via an exchange traded fund, but you are actually owning the physical asset of gold. And in theory you can actually take delivery of the gold itself, is that right?

Jan van Eck:

You can with our funds, not, not with those other funds.

Beverly Goodman:

Yeah.

Jan van Eck:

But, you can with ours, yeah.

Beverly Goodman:

Oh.

Jan van Eck:

And people, and people have, yeah.

Beverly Goodman:

Yep. So, but let's talk about different ways of investing in gold. Another question we got is which gold miner ETFs do you recommend? I'm going to go ahead and assume you're going to recommend one or two of the ones that you offer (laughs), so, why don't I give you the opportunity to talk a little bit about your sort of investment thesis in those funds, the Gold Miners, Junior Gold Miners and the global fund, global mutual fund you offer.

Jan van Eck:

Sure. Sure. Let me, let me talk about the pros and cons of investing in gold bullion versus gold mining shares. Gold mining shares, if you're a believer in a bull market, you're going to make more money owning gold mining shares than you are owning gold bullion. The problem is gold mining shares have a little bit of a correlation to the stock market, whereas gold bullion generally has none. So, if, if you don't care about that day-to-day correlation then, then gold mining shares will just make you more money. And, and the reason we think that's important is because most people aren't going to put more than 5 or 10% of their portfolio in gold investments. And so, you want to have a little bit more oomph which you get with the Gold Miners.

Beverly Goodman:

Mm-hmm (affirmative).

Jan van Eck:

Of the three funds that we have that invest in Gold Miners, believe it or not (laughs) I really like our actively managed fund better than the ETFs, it's outperforming the ETFs this year, and generally has in bull markets, but I suppose, of the two, you know, I think the smaller, miners, the GDXJ has got even more risk associated with it than GDX. So, I'd probably just blend the two, you know, because they perform differently at different cycles.

Beverly Goodman:

Can you speak to a little bit about how the active fund is currently invested that would be the reason for its out performance, versus the passive fud?

Jan van Eck:

Sure, so we, we've ha- le- just take a step back, we've had a horrible 10 years in the gold markets. It's nice to talk about today, but the last decade has been horrible.

Beverly Goodman:

(laughs)

Jan van Eck:

And, it's basically what happened in every single commodity cycle in history, which is prices went up during the China boom, during the aughts, then commodity prov- produces, produced too much, prices went down, they started losing money and they had to close down, you know, production and rationalize. And so gold shares actually went down 90%, believe it or, from 2011 to 2015. I mean that was a horrible ... that was the worst bear market in gold mining shares ever. But what you got at the end of that process is a bunch of gold mining companies that are much better disciplined financially and less prone to spend money, and in fact, the gold companies have been declaring dividends here.

Jan van Eck:

So, the ... our actively managed fund got more constructive on gold and that was about 2016 and bought a bunch of junior companies. Our funds run by a geologist. And so, I call the fund GDXJJ, because there are ... he owns some stocks that are too small to be even in our smaller Gold Miners ETF, GDXJ. So that's the, the profile. It's very active share. We don't just buy every stock out there. And, and, Joe Foster, the PM has been ... was a geologist before he joined us and became a portfolio manager about 20 years ago.

Beverly Goodman:

Wow. Joe Foster was actually on another one of these calls a couple of weeks ago. So, if you're interested in more, listeners, you can look for that. I want to switch gears; we just have a couple minutes left. And I, I just want to ask you about a couple of other metals, and if you view them differently than gold. So, you know, copper has a huge use in technology and other industrial uses, silver has had a huge run up recently, bigger than gold I think and that, just sort of doesn't get the same attention. So, why is that? And how do you evaluate, sort of, these other metals versus how you would look at gold?

Jan van Eck:

Sure. I mean, I'd say silver is closer to gold in the terms of its more ... has more monetary, or you know, money-like aspects. Copper is just really mainly industrial use. I find it very interesting to look at the copper price, because it kind of indicates how well the world economy is doing and the fact that copper's above where we started the year is a good sign to me. But so, silver

Beverly Goodman:

Just because it means people are producing things?

Jan van Eck:

Yeah, I mean, it ju- look, the world economy, the US is dr- is lagging, but the world economy is actually doing pretty well. Silver is a ... you know, some people like silver as a companion to gold. I personally don't own it. But that's sometimes we invest in silver mines. They usually move up together, sometimes silver can have a bigger and faster run than gold. And it's something definitely to look at when you look at the gold market. So, it has a little bit of industrial use, but, you know, you never know what's going to capture investors' attention and sometimes silver does and sometimes ... it's also, it's, it's catching up now, but it also lagged earlier in the cycle, so, it's, you know, if you want to be super diversified, you'd own both I guess.

Beverly Goodman:

Mm-hmm (affirmative). Okay. Well, great I think that's pretty much all the time we have for today. Is there anything else that I didn't ask you about that you think is an important or just want to reiterate that investor that, maybe new to investing in gold relation, keep in mind?

Jan van Eck:

I think, look, it's, it's, it works to a different cycle than your stocks and bonds and your portfolio, and that's why people are attracted to it. And I think that, like I said, look at negative real interest rates as the driver for performance. But if you think the Fed is not going to raise rates for a super long period of time, then you want to be looking at gold. So that, that's really kind of the summary, Beverly. Thank you so much for having me on.

Beverly Goodman:

Thank you. It was a real pleasure. And thank you all for listening. We hope you listen to our next episode with Barron's senior writer Matthew Klein and special guest Jed Kolko, he is the chief economist at the Indeed Hiring Lab. And they are going to have a great discussion about the state of the US job market. Thanks again everyone and stay safe.

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